Exhibit 99.1

Rob Routs to succeed Dudley Eustace as chairman of AEGON’s Supervisory Board in 2010

Rob Routs will take over as Chairman of AEGON’s Supervisory Board at the Annual General Meeting of Shareholders in April 2010.

Mr. Routs, 62, a former Executive Director with Royal Dutch Shell PLC., will succeed Dudley Eustace, who will retire in 2010 as chairman of AEGON’s Supervisory Board. Mr. Eustace, who joined AEGON’s Supervisory Board in 1997 and whose current term ends this year, will be nominated for an additional one-year term at this year’s Annual General Meeting of Shareholders on April 22, 2009. As announced at last year’s Annual General Meeting of Shareholders, Mr. Eustace has been asked by the Supervisory Board to stay on as Chairman for an additional year, in light of the number of new members to the Supervisory Board and in order to ensure continuity.

“I am very pleased that Rob has agreed to succeed me as chairman of AEGON’s Supervisory Board,” Mr. Eustace said. “His broad experience in a variety of management positions with an international company will be of tremendous benefit to AEGON and its stakeholders in the years ahead. I am certain he will make a very successful chairman.”

Mr. Routs has been a member of AEGON’s Supervisory Board since 2008. His current term expires in 2012.

Biography

Name: Rob J. Routs

Age: 62

Nationality: Dutch

Educated at the Technological University at Eindhoven in the Netherlands, Rob Routs began his career at Royal Dutch Shell in 1971 as a researcher and engineer. Over the next 30 years, he held a series of management jobs at the company in the Netherlands, the United States and Canada. Until recently, he was Royal Dutch Shell’s Executive Director for the Downstream. Mr. Routs was appointed to AEGON’s Supervisory Board in 2008. He also sits on the Board of Directors of Canadian Utilities and of the business school INSEAD and he is a member of The Economic Development Board of Singapore International Advisory Council.

Media relations	Website	20090209
+31 (0)70 344 8956	www.aegon.com
Investor relations
+31 (0)70 344 8305

About AEGON

As an international life insurance, pension and investment company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ nearly 32,000 people and have over 40 million customers across the globe.

Key figures	2007	First nine months 2008
Underlying earnings before tax	EUR 2.64 billion	EUR 1.75 billion
New life sales	EUR 3.27 billion	EUR 2.03 billion
Gross deposits	EUR 44.53 billion	EUR 28.82 billion
Revenue generating investments (end of period)	EUR 371 billion	EUR 351 billion

Group Corporate Communications & Investor Relations

Media relations		Investor relations
Greg Tucker		Gerbrand Nijman
+ 31 (0)70 – 344 8956		+ 31 (0)70 – 344 8305 or 877 548 9668 – toll free USA only
E-mail:	gcc-ir@aegon.com	E-mail:	ir@aegon.com

Website
www.aegon.com

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Local knowledge. Global power.	Page 2 of 2